UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

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Commission File Number: 000-56491

ALR Technologies SG Ltd.

(Translation of registrant’s name into English)

80 Robinson Road #02-00
Singapore
Singapore 068898

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

CONTENTS

On June 1, 2023, ALR Technologies SG Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6K and incorporated by reference herein.

Exhibit Number	Description of Exhibit
99.1	Press Release dated June 1, 2023,Announcing Second Generation GluCurve Pet CGM for Diabetic Cats and Dogs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2022

ALR Technologies SG Ltd.

By: /s/ Sidney Chan

Name: Sidney Chan

Title: CEO